SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JUN 30 2008

DIVISION OF MARKET REGULATION

08032314

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE 8-67347

Report for the Period Beginning January 1, 2007 and Ending December 31, 2007

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

Manor House Capital, LLC

ADDRESS OR PRINCIPAL PLACE OF BUSINESS:

PROCESSED
JUL 10 2008
THOMSON REUTERS

2005 Market Street
Philadelphia, PA 19103

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel Jacobs (215) 496-2635

B. ACCOUNTANT IDENTIFICATION

Independent Public Accountant (Whose opinion is contained in this Report)

Altenburger, Uris, Caglioti & Heyman, LLC
3003B Lincoln Drive West
Marlton, NJ 08053

CHECK ONE:

X Certified Public Accountant
Public Account
Accountant not resident in United States
Or any of its possessions

FOR OFFICIAL USE ONLY

OATH OR AFFIRMATION

I, Samuel Jacobs, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Manor House Capital, LLC as of December 31, 2007 and 2006 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Samuel Jacobs, Managing Member

Patricia E. Gulas

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
PATRICIA E. GULAS, Notary Public
City of Philadelphia, Phila. County
My Commission Expires October 21, 2008

Subscribed and sworn
to before me this
25 day of February, 2008

This report contains (check all applicable boxes):

x	(a)	Facing page
x	(b)	Statements of financial condition
x	(c)	Statements of income
x	(d)	Statements of cash flows
x	(e)	Statements of changes in member's equity
	(f)	Statements of changes in liabilities subordinated to claims of general creditors
x	(g)	Computations of net capital for brokers and dealers pursuant to Rule 15c3-1
	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3
	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3
	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3
	(k)	A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
x	(l)	An oath or affirmation
	(m)	A copy of the SIPC supplemental report
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
x	(o)	Independent auditor's report on internal accounting control
	(p)	Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE 8-67347

Report for the Period Beginning October 19, 2006 and Ending December 31, 2006

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

Manor House Capital, LLC

ADDRESS OR PRINCIPAL PLACE OF BUSINESS:

2005 Market Street
Philadelphia, PA 19103

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel Jacobs (215) 496-2635

B. ACCOUNTANT IDENTIFICATION

Independent Public Accountant (Whose opinion is contained in this Report)

Altenburger, Uris, Caglioti & Heyman, LLC
3003B Lincoln Drive West
Marlton, NJ 08053

CHECK ONE:

X Certified Public Accountant
Public Account
Accountant not resident in United States
Or any of its possessions

FOR OFFICIAL USE ONLY

MANOR HOUSE CAPITAL, LLC

CONTENTS

	PAGE
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
STATEMENTS OF FINANCIAL CONDITION	2
STATEMENTS OF INCOME	3
STATEMENTS OF CHANGES IN MEMBER'S EQUITY	4
STATEMENTS OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6 – 7
SUPPLEMENTARY INFORMATION:	
REPORT ON SUPPLEMENTARY INFORMATION	8
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION – DECEMBER 31, 2007	9
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION – DECEMBER 31, 2006	10

Altenburger Uris
Caglioti
& Heyman, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To The Member
Manor House Capital, LLC
Philadelphia, PA

We have audited the accompanying statements of financial condition of ***Manor House Capital, LLC*** as of December 31, 2007 and 2006 and the related statements of income, changes in member's equity and cash flows for the year ended December 31, 2007 and for the period from date operations commenced (October 19, 2006) through December 31, 2006, that you are filing Pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and the requirements of the FINRA and the SEC, as of December 31, 2007 and 2006, in accordance with the requirements of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities and Exchange Commission ("SEC"). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the audited financial statements referred to above present fairly, in all material respects, the financial position of ***Manor House Capital, LLC*** as of December 31, 2007 and 2006, and the results of its operations and cash flows for the year ended December 31, 2007 and for the period from date operations commenced (October 19, 2006) through December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Altenburger, Uris, Caglioti & Heyman, L.L.C.

ALTENBURGER, URIS, CAGLIOTI & HEYMAN, L.L.C.

February 12, 2007

3003B Lincoln Drive West • Marlton, New Jersey 08053-1526 856•596•1010 fax 856•596•4448

MANOR HOUSE CAPITAL, LLC
STATEMENTS OF FINANCIAL CONDITION

	DECEMBER 31, 2007	2006
ASSETS		
Cash	$ 169,540	$ 18,257
Receivables from insurance carriers	3,716	17,767
TOTAL ASSETS	$ 173,256	$ 36,024
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable	$ 2,256	$ 942
TOTAL LIABILITIES	2,256	942
MEMBER'S EQUITY	171,000	35,082
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 173,256	$ 36,024

See independent auditors' report and notes to financial statements.

MANOR HOUSE CAPITAL, LLC
STATEMENTS OF INCOME

	YEAR ENDED DECEMBER 31, 2007	DATE OPERATIONS COMMENCED (OCTOBER 19, 2006) THROUGH DECEMBER 31, 2006
REVENUE:		
Commissions - life insurance products	$ 183,063	$ 17,767
OPERATING EXPENSES:		
Occupancy	2,750	750
Other expenses	43,345	32,035
TOTAL OPERATING EXPENSES	46,095	32,785
INCOME (LOSS) BEFORE STATE AND LOCAL INCOME TAXES	136,968	(15,018)
PROVISION FOR STATE AND LOCAL INCOME TAXES	1,050	-
NET INCOME (LOSS)	$ 135,918	$ (15,018)

See independent auditors' report and notes to financial statements.

MANOR HOUSE CAPITAL, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
PERIOD FROM DATE OPERATIONS COMMENCED (OCTOBER 19, 2006) THROUGH DECEMBER 31, 2006 AND YEAR ENDED DECEMBER 31, 2007

INITIAL CAPITAL INVESTMENT AT DATE OPERATIONS COMMENCED (OCTOBER 19, 2006)	$ 50,100
NET (LOSS) - DATE OPERATIONS COMMENCED (OCTOBER 19, 2006) THROUGH DECEMBER 31, 2006	(15,018)
BALANCE AT DECEMBER 31, 2006	35,082
NET INCOME - YEAR ENDED DECEMBER 31, 2007	135,918
BALANCE AT DECEMBER 31, 2007	$ 171,000

See independent auditors' report and notes to financial statements.

MANOR HOUSE CAPITAL, LLC
STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2007	DATE OPERATIONS COMMENCED (OCTOBER 19, 2006) THROUGH DECEMBER 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 135,918	$ (15,018)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) Decrease in Operating Assets:		
Net receivables from insurance carriers	14,051	(17,767)
Increase (Decrease) in Operating Liabilities:		
Accounts payable	1,314	942
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	151,283	(31,843)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member's equity - initial contribution	-	50,100
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	50,100
NET INCREASE IN CASH	151,283	18,257
CASH AT BEGINNING OF YEAR	18,257	-
CASH AT END OF YEAR	$ 169,540	$ 18,257
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the years for:		
State and local income tax payments	$ 1,050	$ -

See independent auditors' report and notes to financial statements.

Altenburger Uris Caglioti & Heyman, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business – The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).. The broker-dealer's primary source of revenues consists of commissions received on the sale of life insurance products to high net worth individuals, families and institutions.

Method of Accounting – The Company maintains its books and records and files its tax returns on the accrual basis of accounting. The accompanying financial statements have been prepared on that basis, in which revenue and gains are recognized when earned and expenses and losses are recognized when incurred.

Revenue Recognition – Commission revenue is recognized when earned. Commission income from life insurance products are earned at the date of the initial sale and residual commissions are earned at each subsequent anniversary date. Commissions may be paid to the Company monthly, quarterly or annually, depending on the terms of each commission agreement.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash – From time to time, cash balances in financial institutions may exceed FDIC insured limits. Cash deposits in excess of insured limits amounted to $69,540 and $0 for the years ended December 31, 2007 and 2006, respectively.

Income Taxes – The Company is organized as a limited liability company in the Commonwealth of Pennsylvania and is considered a partnership for both federal and state income tax purposes. Items of taxable income and deductible expense flow through to and are reported by the member.

Statements of Cash Flows - For purposes of the statements of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

B. OPERATING LEASE:

The Company has an operating lease agreement for rental of office space. The aggregate annual cost of rental amounts to $3,000 per year. This agreement is renewed each year and may be renegotiated at the time of renewal.

Rent expense for 2007 and 2006 aggregated to $2,750 and $750, respectively, and is included in the Occupancy expense line item on the statements of income.

C. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum adjusted net capital of $5,000.

At December 31, 2007, the Company had adjusted net capital of $167,284, which is $162,284 in excess of its required minimum adjusted net capital of $5,000.

At December 31, 2006, the Company had adjusted net capital of $17,315, which is $12,315 in excess of its required minimum adjusted net capital of $5,000.

D. RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3:

The Company operates under the K2I exemptive provision of the SEC Rule 15c3-3. The Company does not carry security accounts for its customers.

Altenburger Uris
Caglioti
& Heyman, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

**INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

To The Member
Manor House Capital, LLC

We have audited the accompanying financial statements of ***Manor House Capital, LLC*** as of and for the year ended December 31, 2007 and as of and for the period from October 19, 2006 through December 31, 2006, and have issued our report thereon dated February 12, 2008. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 9 and 10 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Altenburger, Uris, Caglioti & Heyman L.L.C.

ALTENBURGER, URIS, CAGLIOTI & HEYMAN, L.L.C.

February 12, 2008

3003B Lincoln Drive West • Marlton, New Jersey 08053-1526 856•596•1010 fax 856•596•4448
A member of Macintyre Sträter International Limited (MSI), a worldwide association of independent professional firms.

MANOR HOUSE CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL	
Total member's equity	$ 171,000
Deductions and/or charges:	
Nonallowable assets	3,716
NET CAPITAL	$ 167,284
Aggregate Indebtedness:	
Accounts payable	$ 2,256
TOTAL AGGREGATE INDEBTEDNESS	$ 2,256
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Total aggregate indebtedness	$ 2,256
Minimum net capital required - 6 2/3%	150
Minimum dollar net capital requirement of reporting broker-dealer	5,000
TOTAL NET CAPITAL REQUIREMENT	5,000
EXCESS NET CAPITAL	$ 162,284

No difference exists between excess net capital as computed on this schedule and the broker-dealer's original unaudited filing of Part II A of the FOCUS report.

See independent auditors' report on supplementary information.

MANOR HOUSE CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL	
Total member's equity	$ 35,082
Deductions and/or charges:	
Nonallowable assets	17,767
NET CAPITAL	$ 17,315
Aggregate Indebtedness:	
Accounts payable	$ 942
TOTAL AGGREGATE INDEBTEDNESS	$ 942
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Total aggregate indebtedness	$ 942
Minimum net capital required - 6 2/3%	63
Minimum dollar net capital requirement of reporting broker-dealer	5,000
TOTAL NET CAPITAL REQUIREMENT	5,000
EXCESS NET CAPITAL	$ 12,315

No difference exists between excess net capital as computed on this schedule and the broker-dealer's original unaudited filing of Part II A of the FOCUS report.

See independent auditors' report on supplementary information.

Altenburger Uris
Caglioti
& Heyman, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

To The Member
Manor House Capital, LLC
Philadelphia, PA

In planning and performing our audits of the financial statements of Manor House Capital, LLC, (the Company), as of and for the year ended December 31, 2007 and as of and for the period from October 19, 2006 through December 31, 2006 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3003B Lincoln Drive West • Marlton, New Jersey 08053-1526 856•596•1010 fax 856•596•4448

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Altenburger, Uris, Caglioti & Heyman, L.L.C.

ALTENBURGER, URIS, CAGLIOTI & HEYMAN, L.L.C.

February 12, 2007

Altenburger Uris Caglioti & Heyman, L.L.C.
Certified Public Accountants

END